Exhibit 99.1

IMMEDIATE	28 SEPTEMBER 2006

Royal & SunAlliance – Sale of US operation and termination of Group SEC registration

Royal & Sun Alliance Insurance Group plc (R&SA) today announces the sale of its US operation to Arrowpoint Capital, a vehicle set up by the R&SA US management team. R&SA is also announcing today the termination of its American Depositary Receipt (ADR) programme, its voluntary delisting from the New York Stock Exchange (NYSE) and action to terminate its US Securities and Exchange Commission (SEC) registration.

Sale of US operation
In September 2003 the Group announced that its US operation was strategically non core. The US operation was closed to new business and a restructuring plan was instigated with the objective of bringing certainty and finality to the Group’s US exposure. In the last three years the Group has taken significant action to deliver this objective.

The Group is selling its US operation to Arrowpoint Capital for a deferred consideration of £158m ($300m), which will be funded from the future performance of the US operation. The transaction is conditional upon, inter alia, shareholder and regulatory approvals. On receipt of these approvals and with completion of the transaction, the Group will make a £151m ($287.5m) capital contribution into the US regulated entities. The net capital contribution, write off of US net assets and other related costs will result in an estimated pre tax loss on disposal of £443m(1).

Andy Haste, Group CEO commented, “Today’s announcement is a significant step for the Group. The sale of the US operation is the right deal for our shareholders and US policyholders. The transaction will bring certainty and finality and delivers on our objective of a clean exit from the US.

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Over the last three years we have dealt with a number of legacy issues and in the Core Group built a high quality business focused on driving profitable growth and continuous operational improvement. We remain confident of continuing to deliver sustainable profitable performance.”

Two existing arrangements will remain in place: the Adverse Development Cover (ADC) and the Letter of Credit supporting certain third party reinsurance recoverables (LOC). The ADC is a reinsurance cover put in place in 2003. It is at its policy limit and therefore not subject to further insurance risk. The prudent assumptions supporting the projected payment patterns give additional cover against potential timing risks for payment of claims. For the LOC of £79m a methodology has been agreed to step it down commencing two years after the completion of the transaction conditional on the financial health of the US regulated entities. In the event that the regulated entities are required to draw down on the LOC, a mechanism has been agreed for reimbursement to the Group.

Neither the ADC nor the LOC represent new exposures to the Group and the directors believe that they do not represent material risks to the Group given their nature, timing and likelihood.

As part of the disposal the Group has given minimal representations and warranties and the transaction represents a clean exit from the US. It is intended that the present value of the deferred consideration will be held as part of the general investment portfolio of R&SA.

With the completion of the transaction the Group will continue to be in a strong financial position with a pro forma IGD surplus of £1.1bn and IGD coverage ratio of 1.9 times.

The disposal is a related party transaction and under UK Listing Rules requires shareholder approval at an Extraordinary General Meeting of the Company.

It is anticipated that the formal notice of the meeting and the resolutions to be proposed, together with a circular setting out further details of the transaction, will be sent to shareholders in mid to late October with the EGM of R&SA to be held in early to mid November. Subject to receipt of shareholder and regulatory approvals, R&SA is targeting completion by the year end.

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Delisting and Deregistration

R&SA has been listed on the NYSE and registered in the US under the US Securities Exchange Act 1934 since 1999 when the listing and registration were identified as an important milestone in the continued global development of the Group. The purpose of the listing was to give the Group access to one of the world’s largest capital markets and to provide the then large number of US employees with the opportunity to invest in the Group through ADRs.

The strategic benefits to the Group of having a US listing and registration no longer apply. Following the capital actions taken by the Group since 2003, R&SA is no longer dependent upon a US listing for capital raising, and today announced the sale of its US operation; in addition the size of the ADR programme is now at its lowest level since April 2004.

Given these reasons, the Group believes that it is no longer cost effective nor in the best interests of R&SA to maintain the NYSE listing, the ADR programme or its SEC registration. The Group estimates the ongoing costs of complying with SEC reporting and other requirements to be over £10m per annum.

R&SA’s NYSE listing is expected to terminate on 30 October 2006. In order to terminate the SEC registration and suspend SEC reporting obligations, R&SA must certify that there are less than 300 US holders of each relevant class of security, whether held directly or indirectly, and thereafter must maintain the number of US holders at less than 300. As R&SA currently has over 300 US holders, it will be proposing to amend its Articles of Association to include provisions conferring upon the Board the power to require any US holder to sell securities and restrict the number of US holders. Subject to legal, fiduciary and regulatory requirements and costs, the compulsory transfer power would be applied first to those US holders with the smallest holdings of shares.

Deregistration from the SEC requires an amendment to R&SA’s Articles of Association and as such, requires shareholder approval. A formal notice of the meeting and the resolutions to be proposed together with a circular setting out further details will be sent to shareholders on 2 October, with an EGM of R&SA being held on 26 October.

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The termination of the ADR programme and delisting from the NYSE will affect neither R&SA’s high level of communication and disclosure for all shareholders including US investors, nor its listing of ordinary shares on the London Stock Exchange. In line with other companies listed on the London Stock Exchange, R&SA will resume half yearly reporting for 2007. R&SA maintains high standards of corporate governance and will continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UK Listing Authority, and to the Combined Code on Corporate Governance.

R&SA will be hosting a conference call for Investors and Analysts at 9.30 am today. To access the call please dial 0800 358 5260 (UK Freephone) or +44 (0) 20 7190 1232, quoting R&SA. The conference call will also be broadcast live via our website www.royalsunalliance.com and will be available on demand later in the day. Copies of the slides to be presented will be available on the website from 9 am today.

--ENDS--

For further information:

Analysts	Press

Helen Pickford	Phil Wilson-Brown

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047

Andrew Wigg	Rupert Younger (Finsbury)

Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Notes to Editors

Sale of US Operation

1. The estimated loss on disposal is calculated as follows:

	£m	£m
Net assets as at 30 June 2006		(322)
Capital contribution	(151)
Present value of deferred consideration	70
Net contribution		(81)
Transaction and other costs		(29)
Foreign exchange previously taken to reserves		(11)

Estimated pre tax loss on disposal		(443)

Subject to a closing net asset adjustment and foreign exchange

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2.	The net asset value of the US operation being sold was £322m at 30 June 2006 and £433m at 31 December 2005. These net asset values include the impact of the deconsolidation of the ADC.
3.	The US operation’s loss before tax was £17m for the six months ended 30 June 2006 and £29m in the year ended 31 December 2005.
4.	The gross assets of the US operation being sold were £5,594m at 31 December 2005 and £4,528m at 30 June 2006.
5.	The deferred consideration of £158m ($300m) will be funded through dividends paid by the regulated entities to Arrowpoint Capital. No dividends are permitted before the fourth anniversary of the completion date.
6.	Arrowpoint Capital Corp. of Delaware is a newly formed company comprised of R&SA US senior management and outside directors.
7.	John Tighe, Sean A. Beatty, Dennis W. Cahill, Marc-Andre Lefebvre, Julie A. Fortune, James F. Meehan, Catherine A. Carlino, Robert J. Dixon, Daniel R. Keddie, David M. Davenport, David D. Shumway, Michael J. Crall, Larry G. Simmons and Edward J. Muhl are each a Related Party by virtue of each of them being a director of one or more subsidiaries of the Company which form part of the US Operation. The Purchaser is a Related Party by virtue of the fact the individuals named above are, in aggregate, able to exercise or control the exercise of 30 per cent or more of the votes able to be cast on all, or substantially all, matters at general meetings of the Purchaser.
8.	The Group has a number of financial and contractual arrangements with the US operation. These were entered into in the ordinary course of business and continue after disposal of the US operation.
9.	Assuming an exchange rate of £1 = 1.90 US$, which was the rate at 22 September 2006.

Delisting and Deregistration

10.	As at 4 September 2006 US holdings beneficially held by US residents accounted for approximately 16.8% of R&SA’s shares in issue.
11.	The ADR programme represents both a small proportion of the Company’s overall share capital and the shares held by US residents. As at 31 August 2006, the ADRs represented approximately 2.3% of R&SA’s shares in issue. This is the lowest level since April 2004.

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12.	There is low liquidity in the ADRs, with the average daily trading volumes in the 12 months to 22 September 2006 being 2.2% of the volumes for ordinary shares traded on the London Stock Exchange.
13.	A notice terminating the ADR programme is being sent to ADR holders this week and will become effective on 30 October 2006 (the Termination Date). ADR holders have until 30 November 2006 to instruct Citigroup N.A (the Depositary) to exchange ADRs for R&SA ordinary shares. Holders who wish to exchange their ADRs for R&SA ordinary shares can call the Depositary on 877 248 4237 (in the US) or +1 781 575 4555 (from outside the US) for more information on this process.
14.	The Depositary’s usual charges will apply to all exchanges of ADRs. Any ADRs in existence after 30 November 2006 will be cancelled by the Depositary, who will then sell the R&SA ordinary shares underlying those ADRs with ADR holders being entitled to the sale proceeds net of the Depositary’s expenses and other costs.

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives, estimated loss on disposal of the US operation, assumptions relating to the payout patterns under the ADC, the likelihood of draws on the LOC, payment of dividends by the US regulated entities and regulatory approval. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.